Contact

www.linkedin.com/in/ismael-el-amin-ceo (LinkedIn)

Publications

Princeton Reunions 2022 Pitch Competition

South Side Pitch 2021

Sputnik ATX Selects PiggyBack into Venture Capital's Winter 2022 Cohort

Ismael El-Amin

Co-Founder & CEO @PiggyBackNetwork | TEDx Speaker | Innovator | Clean Energy Enthusiast | Volunteer
Chicago, Illinois, United States

Experience

PiggyBack Network
Chief Executive Officer
May 2018 - Present (5 years 4 months)

Co-Founder and CEO of America's premiere youth carpool system where everyday parents meet other local parents to coordinate their youth transportation needs.

More Men In Schools
Co-Founder & Board Member
October 2021 - Present (1 year 11 months)

Dream Academy Foundation
Board Member
January 2023 - Present (8 months)

Education

Princeton University
Bachelor of Engineering - BE, Electrical and Electronics Engineering · (July 1999 - June 2003)